AMERICAN STRATEGIC MINERALS CORPORATION

2331 Mill Road, Suite 100

Alexandria, VA 22314

December 26, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director

Re:	American Strategic Minerals Corporation Current Report on Form 8-K Filed November 20, 2012 File No. 0-54652

Dear Ms. Long:

American Strategic Minerals Corporation (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comment dated December 18, 2012 (the “Comment Letter”) relating to the Current Report on Form 8-K with the Commission on November 20, 2012 (the “Form 8-K”).

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Forward-Looking Statements, page 1

1.	We note the disclaimer that you cannot assure investors of the accuracy or completeness of the data included in the Form 8-K. Since you may not disclaim responsibility for information that you have chosen to include in the Form 8-K, please delete the disclaimer.

Response:

The Company has revised the disclaimer to clarify that such disclaimer relates to market and industry statistics based on industry and other publications that are not produced for purposes of securities offerings or economic analysis.

Completion of Acquisition or Disposition of Assets, page 1

2.	Disclose the monetary value of the 9,250,000 shares of common stock issued in the share exchange.

Response:

The Company has revised the Form 8-K to include the monetary value of the 9,250,000 shares of common stock issued in the share exchange.

3.	Disclose what the life of Sampo’s patent rights is.

Response:

The Company has revised the Form 8-K to disclose the life of Sampo’s patent rights.

Description of Sampo’s Business, page 4

4.	The presentation under “General” and “Business Model and Strategy – Overview” suggests or implies that Sampo is a fully operational company rather than a development stage company. As appropriate, revise these subsections to present information accurately and adequately on Sampo as a development stage company (or simply an entity possessing intellectual property rights) rather than as a fully operational company. Please also provide us a supplemental explanation of your belief that at the time of the transaction with Sampo, you were not a shell company.

Response:

The Company has amended the Form 8-K to accurately present Sampo as an entity possessing intellectual property rights rather than as a fully operational company. Additionally, at the time of the transaction with Sampo, the Company was not a “shell” company. Immediately prior to the transaction with Sampo, the Company was in the business of acquiring, renovating and selling real estate properties. Immediately prior to its real estate business, and before the Company chose to pursue an alternate business strategy, the Company owned mining leases of federal unpatented mining claims and leased private lands in the states of Utah and Colorado for the purpose of exploration and potential development of uranium and vanadium minerals.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (305) 571-1000 or our counsel Harvey Kesner, Esq. at (212) 930-9700.

Very truly yours,

/s/ Doug Croxall
By: Doug Croxall
Title: Chief Executive Officer